UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43534

Torex Resources Inc.
(Translation of registrant's name into English)

130 King St. West, Suite 740, Exchange Tower
Toronto, Ontario, M5X 2A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SUBMITTED HEREWITH

Exhibit	Description

99.1	News Release dated November 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Torex Resources Inc.
(Registrant)

Date: November 10, 2026	By:	/s/ Adam Segal
Adam Segal
	Title:	General Counsel and Corporate Secretary